MATERIAL CHANGE REPORT

1.            Reporting Issuer

Full name of the Issuer:

Miranda Gold Corp.  (“Miranda” or the “Company”)

The address of the principal office in Canada of the reporting issuer is as follows:

Unit 1 – 15782 Marine Drive

White Rock, British Columbia
V4B 1E6

PHONE: (604) 536-2711

2.            Date of Material Change

October 20, 2011

3.            Press Release

The date and place(s) of issuance of the press release are as follows:

October 21, 2011

The Press Release was released to the TSX Venture Exchange being the only exchange upon which the shares of the Company are listed, and through various other approved public media.

4.            Summary of Material Change(s):

Vancouver, BC, Canada – October 21, 2011 – Miranda Gold Corp. (“Miranda”) (TSX-V: MAD) The Directors granted stock options to directors, officers, employees and consultants on 1,865,000 shares of the Company’s capital stock, exercisable for up to five years at a price of $0.40 per share, which price is the last closing price of the Company’s shares prior to the date of grant.  The options granted will vest 50% immediately, and 50% in twelve months from date of grant.

5.            Full Description of Material Change

See attached news release dated October 21st, 2011 which is hereby incorporated by reference.

6.            Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable

7.            Omitted Information

Not Applicable

8.            Executive Officer

The following senior officer of the Company is knowledgeable about the material change and may be contacted by the Commission at the following address and telephone number:

Doris Meyer, Chief Financial Officer and

Corporate Secretary
Unit 1- 15782 Marine Drive

White Rock, British Columbia
V4B 1E6

PHONE:  (604) 536-2711

9.            Date of Report

DATED at White Rock, British Columbia this 1st day of November 2011.

“Doris Meyer”

Doris Meyer, Chief Financial Officer and Corporate Secretary